Exhibit 99.1

Aris Mining TO JOIN THE S&P/TSX COMPOSITE INDEX

Vancouver, Canada, September 8, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that, as disclosed by S&P Dow Jones Indices on September 5, 2025, the Company’s common shares will be added to the S&P/TSX Composite Index (visit: S&P/TSX Composite Index | S&P Dow Jones Indices) prior to the open of trading on Monday, September 22, 2025.

The S&P/TSX Composite Index is Canada’s premier equity benchmark and includes the largest and most actively traded companies on the Toronto Stock Exchange.

Neil Woodyer, CEO, commented: “Our inclusion in the S&P/TSX Composite Index underscores the strong momentum underway at Aris Mining. This milestone highlights the value we are creating for shareholders and positions us among Canada’s most established public companies. With gold production ramping up at Segovia following the commissioning of the second mill and construction advancing at the Marmato Bulk Mining Zone, we remain focused on doubling our annual gold production to more than 500,000 ounces while advancing the Soto Norte and Toroparu projects - catalysts that support our longer-term growth and our vision to create a leading gold mining company in Latin America.”

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where a PFS study is complete on a new, smaller scale development plan which confirms Soto Norte as a high-quality, long-life project with robust economics and industry-leading environmental and social design features. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is underway.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timeline for inclusion in the S&P/TSX Composite Index, estimated production and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com